Exhibit 12.1
Calculation of Ratio of Earnings to Fixed Charges

	Three
	Months
	Ended
	March	Years Ended December 31,
	31, 2011	2010	2009	2008	2007	2006
Earnings available for fixed charges:
Net income	$4,532	$13,289	$18,693	$24,623	$15,951	$12,410

Income tax expense	2,766	10,221	14,395	20,079	9,946	8,516
Fixed charges excluding capitalized interest	891	1,277	1,134	1,452	1,353	1,337

Total earnings available for fixed charges	8,189	24,787	34,222	46,154	27,250	22,263

Fixed charges:

Rent deemed interest	891	1,277	1,134	1,452	1,353	1,337

Total fixed charges	891	1,277	1,134	1,452	1,353	1,337

Ratio of earnings to fixed charges	9.2x	19.4x	30.2x	31.8x	20.1x	16.6x